Exhibit (a)(7)

3 West Plumeria Drive
San Jose, CA 95134

February 19, 2003

SELECTICA, INC. OFFERS
EMPLOYEE STOCK OPTION EXCHANGE PROGRAM

SAN JOSE, CA, February 19, 2003 — Selectica, Inc. (Nasdaq: SLTC) On February 19, 2003, Selectica, Inc. (the “Company”) commenced the Selectica Employee Stock Option Exchange Program. The voluntary program allows Selectica, Inc. employees who are not executive officers or directors to cancel existing options with an exercise price of $4.17 or more and exchange them for new options that will be granted no earlier than 6 months and 1 day from the date of cancellation. The new option grants will have the same vesting schedules as the original option grants but will have an exercise price equal to the last reported sale price of the Company’s common stock on the date they are granted.

The Company is launching the program because many Company employees hold stock options with an exercise price that exceeds the current market price of the Company’s common stock. The Company’s Board of Directors recognizes that the Company’s option plan may not currently be providing performance incentives for its valued employees, and thus has approved this program to provide such employees with the benefit of options that over time may have a greater potential to increase in value.

The Company anticipates that cancellation of options tendered under the program will become effective in mid to late March, following completion of certain formalities with the SEC, the expiration of an SEC imposed notice period and other requirements.

About Selectica, Inc.

Selectica, Inc. (NASDAQ: SLTC) enables enterprises to reduce costs and maximize revenue from complex product and services offerings. Selectica solutions unify customers’ business processes to correctly configure, price, and quote offerings across multiple distribution channels. As a result, Selectica helps improve profitability by reducing process costs, optimizing pricing, eliminating rework and concessions, and avoiding high-risk business.

Selectica’s customers include manufacturing and service leaders in almost every industry segment. Selectica’s customers include ABB, Aetna, Blue Cross Blue Shield of Michigan, BMW of North America, British Telecom, Cisco, Dell, General Electric, Fireman’s Fund, Hewlett-Packard, Hitachi, Mitel, Rockwell Automation and Tellabs. Selectica is headquartered in San Jose, CA. The company’s Web site is www.selectica.com.

The statements contained in this release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, including statements regarding Selectica’s expectations, beliefs, hopes, intentions or strategies regarding the future and customer expectations regarding performance improvements or increases in sales attributable to Selectica’s products. All forward-looking statements included in this document are based upon information available to Selectica as of the date hereof, and Selectica assumes no obligation to update any such forward-looking statement. Actual results could differ materially from current expectations. Factors that could cause or contribute to such differences include, but are not limited to, the factors and risks discussed in Selectica’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002 and in other reports filed by Selectica with the Securities and Exchange Commission.

Selectica is a trademark of Selectica, Inc. All other product and company names may be trademarks of the companies with which they are associated.

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